Exhibit 99.28

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

April 20, 2021

Item 3:	News Release

A news release was disseminated on April 20, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided assay results from an additional seven holes drilled at the Keats Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project, located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

April 20, 2021

Schedule “A”

Keats Infill Drilling Returns 261.3 g/t Au over 7.2m,

Queensway Program Expanded to 10 Drills

Vancouver, BC, April 20, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce assay results from an additional seven holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	Highlights include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-20-57	71.00	73.45	2.45	19.25
NFGC-20-60	136.90	140.30	3.40	8.46
NFGC-20-62		NSR
NFGC-21-103	236.50	240.00	3.50	19.28
NFGC-21-106	220.70	223.20	2.50	9.49
NFGC-21-114	212.35	214.50	2.15	15.58
NFGC-21-137	71.50	78.70	7.20	261.33

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. This table shows highlight intervals, a number of these holes returned additional intervals of gold mineralization and as reported in Table 2 below.

•	The outstanding interval of 261.3 g/t Au over 7.2m in Hole NFGC-21-137 yields a grade x width of 1,882 m*g/t Au which is the highest result to date from the Keats drilling in terms of this metric, exceeding the 1,761 m*g/t Au from the 92.7 g/t Au over 19.0m intersected in NFGC-19-01.

•	Holes NFGC-21-137 and NFGC-20-57 provide further confirmation of the vertical extent of high-grade mineralization at shallow depths above the interpreted south-plunging dilational zone (Figure 1).

•	Holes NFGC-20-60, 103, 106, and 114 continue build definition of high-grade gold mineralization to depth within the host Keats baseline fault zone (Figure 1).

•	The Company has decided to increase the drill count at Queensway North from 8 to 10 drills. The 8th and 9th drills are on site and scheduled to start by the end of April, with the 10th drill anticipated to start by mid-May.

Denis Laviolette, President of New Found, stated: “The 261.3 g/t Au over 7.2 m in NFGC-21-137 is an exceptional and exciting result further defining the extent of a wide zone of near-surface high-grade gold mineralization at Keats. Drilling at Keats has defined a thickened, south plunging dilational zone infilled with veining and high-grade gold mineralization within the plane of the Keats Baseline Fault and open to depth. Drilling is also indicating that veining and high-grade gold mineralization continues outside of this dilational zone within the broad host fault zone, particularly between this dilational zone and surface. Mineralization remains open in all directions and drilling continues to step-out and infill at Keats.”

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Note: Au g/t x m calculations include all Keats Main intervals for each hole as reported in Table 2.

Highlight Keats Main Zone drill intervals for reference

	Interval	Au		Interval	Au		Interval	Au		Interval	Au
Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)
19-01	19.0	92.9	20-34	2.4	29.3	20-46	2.9	13.7	21-87	4.7	27.8
20-18	7.9	24.1	20-37	10.3	25.0	21-52	2.1	136.7	21-90	3.9	24.5
20-19	18.9	31.2	20-38	5.8	19.8	And	14.1	31.5	21-97	6.5	37.1
20-21	18.4	15.8	20-40A	7.3	19.3	And	5.6	13.7	21-101	8.5	17.9
20-23	41.4	22.3	20-41	10.4	22.5	20-56	32.3	6.2	21-103	3.5	19.3
20-26	6.9	44.5	And	15.9	31.4	21-74	4.1	45.6	21-104	11.4	29.1
20-28	4.1	40.1	20-43	18.2	10.0	21-79	7.9	22.7	21-118	13.7	61.8
20-29	16.9	25.0	20-45	13.8	28.4	21-80	39.1	25.8	21-119	7.0	15.6
20-30	6.1	10.3	And	3.3	20.6	And	2.3	41.6	21-122	9.2	106.5
20-32	13.1	45.3	And	2.0	17.1	21-85	3.0	49.4	21-137	7.2	261.3

Figure 1. Keats Main Zone Long Section

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 2. Keats Plan View

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-57	71.00	73.45	2.45	19.3	Keats Main
Within	69.70	73.45	3.75	12.9
And	129.00	132.85	3.85	2.9	Keats FW
And	142.10	144.45	2.35	1.8
And	146.45	148.50	2.05	8.8
NFGC-20-60	136.90	140.30	3.40	8.5	Keats Main
Within	136.90	160.35	23.45	2.4
NFGC-20-62	NSR				Keats
NFGC-21-103	192.00	206.55	14.55	2.4	Keats Main
And	216.90	219.50	2.60	2.0
And	236.50	240.00	3.50	19.3
Within	235.15	245.40	10.25	8.9
NFGC-21-106	220.70	223.20	2.50	9.5	Keats Main
Within	218.75	227.35	8.60	3.6
And	286.40	288.80	2.40	1.2	Keats FW
NFGC-21-114	212.35	214.50	2.15	15.6	Keats Main
Within	212.35	216.85	4.50	8.1
NFGC-21-137	71.50	78.70	7.20	261.3	Keats Main
And	87.50	92.50	5.00	4.1
And	114.00	116.00	2.00	1.6	Keats FW
And	135.00	137.00	2.00	3.5

Table 2: Summary of results reported in this release.

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-57	300	-45	150	658145	5427436
NFGC-20-60	300	-45	200	658256	5427425
NFGC-20-62	300	-45	218	658291	5427537
NFGC-21-103	300	-45	261	658227	5427328
NFGC-21-106	300	-45	326	658221	5427289
NFGC-21-114	300	-45	264	658249	5427316
NFGC-21-137	300	-45	152	658185	5427454

Table 3: Location details of drill holes reported on in this release.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Drilling Update, Expansion to 10 Drills

Since commencing its 200,000m drill program in August 2020, New Found has completed 160 diamond drill holes for a total of 35,756 meters. There are currently 7 drills operating on the Queensway Project. To support the planned grid drilling at the Keats and Lotto discoveries and to pursue the planned drilling of multiple targets along 7.8km of the Appleton Fault Zone and 12.4km along the JBP Fault Zone, as well as to execute on the planned regional drilling along these corridors, the Company has decided to increase the drill count at Queensway North to 10 drills. The 8th and 9th drills are on site and anticipated to start by the end of April, with the 10th drill anticipated to start by mid-May.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated April 20, 2021 by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000-m drill program at Queensway. Seven rigs are currently in operation with the eighth expected to start in the next several weeks. With a current working capital balance of approximately $75 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,’’ “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6